Filed Pursuant to Rule 433
Registration No. 333-137998
Free Writing Prospectus Dated February 8, 2008

Term Sheet

Southern Union Company
$100,000,000 6.089% Senior Notes due 2010

Trade Date:	February 8, 2008
Settlement Date:	February 19, 2008 (T+6)
Remarketed Amount:	$100,000,000
Legal Format:	SEC Registered
Ratings:	Baa3 / BBB-/BBB (Moody's / S&P / Fitch) (negative / negative / stable)
Security Type:	Senior unsecured notes
Maturity:	February 16, 2010
Interest Rate:	6.089% per annum
Interest Payment Dates:	February 16 and August 16 of each year
First Interest Payment Date After the Remarketing:	August 16, 2008
Spread to Benchmark Treasury:	4.00%
Benchmark Treasury and Yield:	2.125% TSY due Jan 2010: 1.954%
Yield to Maturity:	5.954%
Remarketing Price:	100.25%
Denomination:	$1,000
Change of Control Put:
If Southern Union Company undergoes a "change of control triggering event," as defined in the indenture, holders of the Senior Notes will have the option to require Southern Union Company to purchase all or any portion of such holders' Senior Notes at 101% of the aggregate principal amount of Senior Notes to be purchased.
CUSIP:	844030 AJ5
Remarketing Agent:	Lehman Brothers Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Lehman Brothers Inc. toll-free at 1-888-603-5847. You may also obtain these documents by accessing the "Investors" section of Southern Union Company's website at www.sug.com.